22 MAR. 2004 13:35 KBHNK-IR, 02 4702886

Somkiat Sirichatchai
Executive Vice President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

04010792

12g3-2(b) File No.82-4922

Ref No. CN. 201/2004

March 22, 2004

RECD S.E.C.
MAR 2 2 2004
1086

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Somkiat Sirichatchai

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

dw 3/25

CS038-1-04

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Summary Statement of Assets and Liabilities [1/]

As at February 29, 2004

Assets	Baht	Liabilities	Baht
Cash	8,794,154,789.08	Deposits	713,728,396,286.08
Interbank and money market items	103,099,323,152.86	Interbank and money market items	12,778,376,101.00
Securities purchased under resale agreements	41,225,000,000.00	Liabilities payable on demand	3,060,340,178.18
Investments in securities, net	134,724,797,924.02	Securities sold under repurchase agreements	1,260,000,000.00
(With obligations Baht 33,181,140.20)		Borrowings	19,813,420,844.50
Credit advances (net of allowance for doubtful accounts)	480,056,502,567.56	Bank's liabilities under acceptances	705,398,227.62
Accrued interest receivables	1,528,484,886.26	Other liabilities	10,553,018,847.76
Properties foreclosed	11,237,551,654.02	Total liabilities	760,886,951,465.39
Customers' liabilities under acceptances	705,398,227.62		
Premises and equipment, net	21,748,246,449.15	**Shareholders' equity**	
Other assets	8,643,881,083.53	Paid-up share capital	
		(registered share capital Baht 28,900,948,800.00)	23,615,512,480.00
		Reserves and net profit after appropriation	13,507,363,364.20
		Other reserves and profit and loss account	14,463,593,174.51
		Total shareholders' equity	51,586,469,028.71
Total Assets	812,473,420,494.10	Total Liabilities and Shareholders' Equity	812,473,420,494.10
Customers' liabilities under unmatured bills	3,166,415,421.66	Bank's liabilities under unmatured bills	3,166,415,421.66
Total	815,639,835,915.76	Total	815,639,835,915.76

	Baht
Non-Performing Loans as at December 31, 2003 (Quarterly) (12.84% of total loans before allowance for doubtful accounts)	68,316,441,625.80
Required provisioning for loan loss, as at December 31, 2003 (Quarterly)	30,590,028,215.87
Actual allowace for doubtful accounts	48,934,289,008.89
Loans to related parties	5,372,880,951.69
Loans to related asset management companies	18,865,000,000.00
Loans to related parties due to debt restructuring	3,523,172,064.00
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	86,107,874,542.48
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section 15 first paragraph	210,000.00
International Banking Facility's assets and liabilities	
Total assets	2,178,282,759.82
Total liabilities	655,129,551.57
Significant contingent liabilities	
Avals to bills and guarantees of loans	5,546,318,814.64
Letters of credit	11,821,266,752.68

[1/] This Summary Statement has not been reviewed or audited by Certified Public Accountant